Exhibit 3.2

BARBARA K. CEGAVSKE

Secretary of State

202 North Carson Street

Carson City, Nevada 89701-4201

(775) 684-5708

Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of Corporation:

XENETIC BIOSCIENCES, INC.

2. The articles have been amended as follows:

1. Article III, Section 1

Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is twenty two million five hundred thousand (22,500,000) shares, consisting of two classes to be designated, twelve million five hundred thousand (12,500,000) shares shall be designated as "Common Stock" and ten million (10,000,000) shares shall be designated as undifferentiated blank check "Preferred Stock," with all of such shares having a par value of $.001 per share.

See Attached

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:     95.2%

4. Effective date and time of filing:      Date: 06/25/2019                         Time: 12:02 A.M. ET

5. Signature:

/s/ James Parslow

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

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Xenetic Biosciences, Inc.
Certificate of Amendment
Item 2

Article III, Section 1

Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is twenty two million five hundred thousand (22,500,000) shares, consisting of two classes to be designated, twelve million five hundred thousand (12,500,000) shares shall be designated as "Common Stock" and ten million (10,000,000) shares shall be designated as undifferentiated blank check "Preferred Stock," with all of such shares having a par value of $.001 per share.

The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Article.

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